Email: dave.donlin@target.com

612/696-0876

Fax: 612/696-6909

May 22, 2009

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Target Corporation
Soliciting Materials on Schedule 14A
Filed May 11, 2009
File No. 001-06049

Dear Mr. Owings:

I am an Assistant General Counsel of Target Corporation and am writing on behalf of Target in response to your letter dated May 19, 2009, regarding the proxy materials identified above.  Following this introductory section is a specific response to each of your enumerated comments in that letter, with your comments in italics preceding each related response.

We believe our responses address your comments.  Should the staff, after review and consideration of our responses, have further questions or comments, we would welcome direct dialogue and collaboration to discuss any further questions or comments and reach an expeditious resolution.

General

1.                                      Please refer to comment 6 of our letter dated April 2, 2009, in which we reminded you of your obligation to file all written soliciting materials under the cover of Schedule 14A.  Please tell us whether any of your participants or advisors provided assistance to Irwin L. Jacobs in connection with the opinion article by Mr. Jacobs published in the Minneapolis — St. Paul, Minnesota Star Tribune on April 21, 2009.

Target’s Response

The opinion article authored by Mr. Jacobs represents his work product and not that of Target’s participants or advisors.  The following chronology sets forth interactions between Mr. Jacobs and Target executives prior to Mr. Jacobs’ submission of his opinion article to the Minneapolis-St. Paul Star Tribune:

•                  On April 15, 2009, Mr. Jacobs phoned Gregg Steinhafel, Target’s Chief Executive Officer, to express Mr. Jacobs’ opinion regarding the proxy contest initiated by Pershing Square, and to convey his advice on how to deal with this matter based on his experience as an activist investor.

•                  On April 16, 2009, Mr. Jacobs sent Mr. Steinhafel an unsolicited letter in which he elaborated further on his views of Pershing Square’s motivations for this proxy contest.

•                  On April 17, 2009, Mr. Jacobs called Mr. Steinhafel to follow up on the letter and discussed with Mr. Steinhafel the possibility that the letter may serve as a basis for an opinion article.

•                  On April 17, 2009, Tim Baer, Target’s General Counsel, met with Mr. Jacobs at Mr. Jacobs’ request and provided him with a copy of Target’s letter to shareholders filed with the SEC on April 8, 2009.  On this same day, but following the meeting, Mr. Baer, at Mr. Jacobs’ request, sent Mr. Jacobs a copy of Pershing Square’s letter to Target’s shareholders that was set forth in the forepart of Pershing Square’s preliminary proxy statement filed with the SEC on April 6, 2009.

•                  On April 20, 2009, Mr. Jacobs phoned Mr. Steinhafel’s office to inform him that Mr. Jacobs had just submitted an opinion article to the Minneapolis-St. Paul Star Tribune.

Soliciting Materials Filed on May 11, 2009 (Slide Presentation)

2.                                      Please refer to comment 6 of our letter dated April 17, 2009 and provide us on a supplemental basis with support for the following items in your slide presentation filed on May 11, 2009:

•                  The quoted language appearing on slides 11-13, 17, 34 and 29[sic];

•                  The claim on slide 36 that Pershing Square’s raising the board-size issue contributed to shareholder confusion;

•                  The last bullet point on slide 38, claiming that Mr. Ackman has criticized Target’s management; and

•                  The second bullet point on slide 41, claiming that Target’s board is “recognized as a first-class steward of shareholder value and the leader of an outstanding corporate citizen[.]”

Target’s Response

•                  Quotes on Slides 11-13, 17, 34, and 39 (which we presume is the slide to which you intended to refer). If you would like copies of the reports quoted on these slides, we would be happy to provide them supplementally to you upon your request.  We note, as an initial matter, that these quotes are presented primarily for the purpose of informing the reader of the views of the independent analysts and other parties that are quoted.  We believe that the quotes are clearly attributed as the views of these analysts and other parties.  That said, we also believe that there is a reasonable basis for the factual statements set forth in each quote, as set forth below.

•                  Slide 11

•                  William Blair & Company quote — We call your attention to our April sales results, which were filed via Form 8-K on May 7, 2009.  The press release included with the 8-K refers to Target’s better than expected performance in the retail segment for the first quarter ended May 2, 2009 and continued improvement in early stage credit card delinquencies.  This reflects the “positive inflection point” referred to in the quote.

•                  Slide 12

•                  Deutsche Bank quote — We call your attention to the graphical illustration on slide 12 which compares Target’s credit ratings with those of other retailers.  This publicly available data reflects the fact that Target’s credit ratings are among the highest in retail.

•                  Moody’s Investor Services quote — We call your attention to the statements in our third quarter earnings release (filed via Form 8-K on November 17, 2008) regarding the suspension of our open-market share repurchase activity and reduction of planned capital expenditures in fiscal 2009.  Please also note the balance sheet information concerning Target’s cash and cash equivalents, current assets and current liabilities set forth in the Form 8-K for the first quarter of fiscal 2009 filed on May 20, 2009.  This financial data reflects Target’s strong liquidity position.

•                  Slide 13

•                  Deutsche Bank quote — As further support for the consolidating retail market, we call your attention to the well-publicized liquidations of retailers such as Linen ‘N Things, Steve & Barry’s, and Circuit City, among others.

•                  William Blair & Company quote — Please see our response on April 20, 2009 to your comment letter of April 17, 2009 regarding Target’s track record of expense management, inventory control and use of capital and the supplemental materials submitted with that response.

•                  Moody’s Investor Service quote — We are providing supplementally a merchandise comparison of Target and Wal-Mart’s U.S. stores.  This reflects the substantially higher concentration of Target in apparel.

•                  Slide 17

•                  We believe the performance of Target detailed on slides 6-12 of the soliciting materials filed by Target on May 11, 2009 supports the third-party quotes by Credit Suisse and William Blair & Company on Slide 17.

•                  Slide 34

•                  Numerous reports were provided supplementally to you with our April 20, 2009 letter responding to your comment letter of April 17, 2009. At that time, we supplementally provided 10 analyst reports of which Target was aware that were issued in response to Pershing Square’s public presentation regarding its REIT proposal.  All but one of those reports expressed skepticism with respect to the proposal.  The reports quoted on Slide 34 reflect a sample of such skepticism.

•                  Slide 39

•                  Target agrees with the views of the third parties quoted that Pershing Square’s proxy contest is an unfortunate distraction.  The contest has consumed a great deal of management time and attention, as can be seen from the volume of additional solicitation materials that has been filed with the SEC in the months of April and May, in addition to imposing substantial costs on the company that would not have been imposed in the absence of the proxy contest.

•                  Slide 36

•                  In discussions with shareholders and the media, we have found considerable confusion regarding the number of directors who are up for election. This naturally results from the fact that Target’s board has nominated four directors and Pershing Square has nominated five. We are supplementally providing certain media articles evidencing the confusion the media has had concerning the number of directors up for election. The unusual layout of Pershing Square’s gold proxy card also demonstrates the confusing nature of this issue.

•                  Slide 38

•                  We are providing supplementally a compilation of certain of the numerous criticisms by Bill Ackman of Target’s management in his recently filed proxy materials.  Please also note his criticisms of what he claims is the Company’s underperformance, including in the portion of his cover letter of Pershing Square’s definitive proxy statement filed on May 1, 2009 comparing Wal-Mart’s performance to Target’s performance.  Target simply does not find credible Bill Ackman’s argument that his criticisms of Target’s performance are, or would be interpreted by shareholders as, criticisms only of the Board of Directors and not of management.

•                  Slide 41

•                  We are providing supplementally evidence of the following recent awards and recognition of Target:

•                  100 Best Corporate Citizens — Corporate Responsibility Officer magazine, 2008

•                  America’s Most Admired Companies — Fortune magazine, 2009

•                  America’s Most Shareholder-Friendly Companies — Institutional Investor magazine, 2009

•                  GovernanceMetrics International Rating — February, 2009

***

Should you have further questions or comments or need any further information or clarification, please contact me at 612-696-0876 or any of the persons on the distribution list attached as Schedule I.

Sincerely,

/s/ David L. Donlin

David L. Donlin

Assistant General Counsel, Target Corporation

cc:	Alexandra M. Ledbetter, Staff Attorney, SEC
Mara L. Ransom, Legal Branch Chief, SEC
Mellissa Campbell Duru, Special Counsel, SEC
Timothy R. Baer, General Counsel, Target Corporation
Attached Distribution List

SCHEDULE I

DISTRIBUTION LIST

Elliott V. Stein

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Phone: (212) 403-1228

Fax: (212) 403-2000

E-mail: EVStein@WLRK.com

Steven A. Rosenblum

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Phone: (212) 403-1221

Fax: (212) 403-2221

E-mail: SARosenblum@WLRK.com

Philip S. Garon

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-3901

Phone: (612) 766-8101

Fax: (612) 766-1600

E-mail: PGaron@Faegre.com

Michael A. Stanchfield

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-3901

Phone: (612) 766-7764

Fax: (612) 766-1600

E-mail: MStanchfield@Faegre.com